Exhibit 23.1

                          INDEPENDENT AUDITORS' CONSENT

We consent to the reference to our firm under the caption "Experts" in the Registration Statement on Form S-3 Amendment No. 1 (File No. 333-72614) and the related Prospectus of Discovery Laboratories, Inc. for the registration of 4,440,222 shares of its common stock and to the incorporation by reference therein of our report dated February 25, 2000, with respect to our audits of the consolidated financial statements as of and for the year ended December 31, 1999 and for the period from May 18, 1993 (inception) through December 31, 1999 (from inception through December 31, 1999 not presented separately therein except for the consolidated statement of changes in stockholders' equity) included in its annual report on Form 10-KSB/A for the year ended December 31, 2000, filed with the Securities and Exchange Commission.


Richard A. Eisner & Company, LLP

New York, New York
January 8, 2002